AEM SPA

SEC Mail Processing Section
RECEIVED
NOV 2? 2007
WASH, D.C.
160

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/242/2007/MAN/as

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

07028265

November 19, 2007

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed the translation of the Minutes of Aem Shareholders Straordinary Meeting held on October 22, 2007.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

PROCESSED
NOV 30 2007
THOMSON
FINANCIAL

11/29

Encl.

Cod. 5968117 - 6/2003

Aem S.p.A.

Registered office in Milan, corso di Porta Vittoria 4

Fully paid in share capital for the sum of € 936,024,648.00

Tax number, VAT number and

Milan Companies' Register enrolment number

11957540153

CONVOCATION OF ORDINARY AND EXTRAORDINARY ASSEMBLY

The shareholders are hereby convoked for the ordinary and extraordinary assembly, which will be held at "Casa dell'Energia AEM", piazza Po n. 3, Milan, on 22nd October 2007, at 9 a.m., for the first convocation and, if necessary, for the second convocation on 23rd October 2007, at the same time and place, to discuss and resolve the following

AGENDA

Ordinary part

1. Information statement to the shareholders about performance and programmes of Aem S.p.A., pursuant to art. 12, paragraph 2, of the Company's by-laws.

Extraordinary part

1 Examination and approval of the merger plan by incorporation of AMSA - AZIENDA MILANESE SERVIZI AMBIENTALI - S.p.A. (the Company's name will be AMSA Holding S.p.A., "AMSA") in Aem S.p.A. pursuant to articles 2501 and following of the Civil

Code (the "Merger AEM/AMSA"); related and ensuing resolutions to be adopted, among which:

1.1 examination and approval of the share capital increase of Aem S.p.A. for the sum of Euro 50,494,605.20 with the issue of n. 97,105,010 of Aem S.p.A. new ordinary shares with a par value of Euro 0.52 each, to be exclusively reserved on a share swap ratio basis for the AEM/AMSA merger, with the exclusion of any existing pre-emptive rights of Aem S.p.A. shareholders;

1.2 examination and approval of the adjustment of the Company's by-laws of Aem S.p.A. following the Merger AEM/AMSA, as illustrated in the merger project;

2 examination and approval of the merger plan by incorporation of ASM Brescia S.p.A. in Aem S.p.A. pursuant to articles 2501 and following of the Civil Code (the "Merger AEM/ASM"); related and ensuing resolutions to be adopted, among which:

2.1 examination and approval of the share capital increase of Aem S.p.A., separately, for the maximum sum of Euro 642,591,490.84 with the issue of a maximum of n. 1.235.752.867 Aem S.p.A. new ordinary shares with a par value of Euro 0.52 each (according to the number of own shares held by ASM Brescia S.p.A. at the effective date of the Merger AEM/ASM which will be cancelled and not swapped), to be exclusively reserved on a share swap ratio

basis for the AEM/AMSA merger, with the exclusion of any existing pre-emptive rights of Aem S.p.A. Shareholders;

2.2 examination and approval of the text of the new Company's by-laws of Aem S.p.A. subsequent to the Merger AEM/ASM, as illustrated in the merger plan. Such by-laws will involve the adoption of a two-tier administration and control system.

Pursuant to article 14 of the by-laws Aem S.p.A shareholders which have deposited at the Company their communication from the broker in accordance to article 2370, paragraph 2, of the Civil Code, at least two days prior to the date set for the assembly in question, shall have the right to attend the assembly. Copy of the above mentioned communication is made available to shareholders by the brokers in compliance with article 34-*bis* of the Regulations with regard to markets adopted with Consob Deliberation n. 11768/1998 and subsequent modifications.

Each shareholder can be represented as foreseen by the law in force.

With regard to the ordinary part, for fifteen days prior to the meeting the Half-year results at 30th June 2007, together with the report containing the Statutory Auditor's opinion and eventual observations made by the Board of Auditors, will be made available to shareholders and members of the public at the registered office of Borsa Italiana S.p.A. (Italian Stock Exchange), as well as on the website www.aem.it .

As regards the extraordinary part, the plans of the Merger AEM/AMSA and of the Merger AEM/ASM were deposited at the registered office of Aem S.p.A. on 29th June 2007 and will be deposited at Borsa Italiana S.p.A. in the 30 days prior to the assembly.

During the same period of 30 days, pursuant to the law and regulation, the following documentation will also be deposited at the registered office of Aem S.p.A. and at Borsa Italiana S.p.A. :

- the Board of Directors' reports of Aem S.p.A., AMSA and ASM Brescia S.p.A. on the Merger AEM/AMSA and on the Merger AEM/ASM pursuant to article 2501-*quinquies* of the Civil Code;
- the experts' reports on the Merger AEM/AMSA and on the Merger AEM/ASM pursuant to article 2501-*sexies* of the Civil Code;
- the annual reports and accounts at 31st December 2006 of Aem S.p.A., AMSA and ASM Brescia S.p.A., as pre-merger financial situation pursuant to article 2501-*quater* of the Civil Code;
- the annual reports and accounts for the last three accounting periods of Aem S.p.A., AMSA and ASM Brescia S.p.A., including the directors' and auditors' reports.

Ten days prior to the meeting the Information Prospectus ("Documento Informativo") provided for by article 70 of the Share Issuers' Regulation, adopted by Consob Resolution no. 11971/1999, including subsequent amendments and additions, will be made available to shareholders and members of the public at the registered offices of Aem S.p.A and Borsa Italiana S.p.A.

The shareholders have the right to obtain copy of the above mentioned documentation, which will be made available also on website www.aem.it.

On behalf of the Board of Directors

The Chairman

Giuliano Zuccoli

File no. 3268 Register no. 1678

Minutes of the extraordinary shareholders' meeting

of a listed company

Republic of Italy

On the 22nd (twenty-second)day

of October,

2007 (two thousand and seven)

at 10:00 (ten) a.m.

in Milan, at Piazza Po No. 3.

Personally appeared before me, Mr. *Carlo Marchetti*, Notary Public in Rho, registered in the District Roll of Notaries of Milan:

- Mr. ***Zuccoli Giuliano***, born in Morbegno, on April 12, 1943, and domiciled, for the purposes of his office, in Milan, at Corso di Porta Vittoria no. 4, who is personally known to me, acting as Chairman of the Board of Directors and in the interest of the joint-stock company:

"AEM S.p.A."

with registered office in Milan, at Corso di Porta Vittoria no. 4, with a share capital of Euro 936,024,648.00.-, fully paid-up, fiscal code and Milan Register of Companies no.: 11957540153, R.E.A (*Registro Economico Amministrativo,* Administrative Economic Register) of Milan no. 1512841.

Mr. Zuccoli asked me to acknowledge that the extraordinary session of the shareholders' meeting of the company itself was to be held on first call in the place referred to hereinabove,

in accordance with the notice of call referred to below, in order to discuss and resolve upon the agenda referred below as well, and to acknowledge that the meeting had already discussed the items on the agenda of the ordinary session that have been recorded in separate minutes.

I complied with the request and acknowledged that the extraordinary session of the meeting was to be held as follows.

The Appearing Party took the chair of the meeting pursuant to section 13 of the company by-laws, and first referred to all the communications made at the beginning of the proceedings and reported below, to the extent pertaining to the extraordinary session:

- of the Board of Directors, in addition to himself, the Appearing Party, the following Messrs. were present:

-- Alberto Sciumè - Vice Chairman;

-- Gianni Castelli;

-- Mario Mauri;

-- Paolo Oberti;

-- Francesco Randazzo;

-- Aldo Scarselli;

- of the regular members of the Board of Statutory Auditors, the following Messrs. were present:

-- Alfredo Fossati - Chairman;

-- Salvatore Rino Messina;

-- Luigi Carlo Spadacini;

- the following directors had justified their absence: Mr. Dario Cassinelli and Mr. Antonio Taormina;

- the ordinary and extraordinary shareholders' meeting had been duly convened on first call, to be held, on the date and in the place referred to hereinabove, at 9:00 a.m., in accordance with the applicable laws and by-laws, as per notice published in the Official Gazette of the Republic of Italy - notice sheet No. 110 of September 20, 2007, Notice no. S-078931, as well as in the following dailies: *Il Sole 24 ore* and *Finanza & Mercati* dated September 20, 2007, with the following

agenda

Ordinary session

(Omissis)

Extraordinary session

1. examination and approval of the plan for the merger of AMSA - Azienda Milanese Servizi Ambientali - S.p.A. (which is expected to take the name of AMSA Holding S.p.A., "AMSA") by incorporation into AEM S.p.A. pursuant to Articles 2501 and ff. of the Italian Civil Code (the "AEM/AMSA Merger"); inherent and consequent resolutions, including:

1.1. examination and approval of the capital increase of AEM S.p.A. by an amount of Euro 50,494,605.20 through the issue of no. 97,105,010 new ordinary shares of AEM S.p.A. with a par

value of Euro 0.52 each, to be exclusively intended to serve the share swap relating to the AEM/AMSA Merger excluding the right of option granted to the shareholders of AEM S.p.A.;

1.2. examination and approval of the amendments to the by-laws of AEM S.p.A. following the AEM/AMSA Merger, as indicated in the relevant plan;

2. examination and approval of the plan for the merger of ASM Brescia S.p.A. by incorporation into AEM S.p.A. pursuant to Articles 2501 and ff. of the Italian Civil Code (the "AEM/ASM Merger"); inherent and consequent resolutions, including:

2.1. examination and approval of the capital increase of AEM S.p.A., in divisible form, by a maximum amount of Euro 642,591,490.84 through the issue of a maximum number of 1,235,752,867 new ordinary shares of AEM S.p.A. with a par value of Euro 0.52 each (depending on the number of treasury shares held by ASM Brescia S.p.A. as at the effective date of the AEM/ASM Merger that will be cancelled and will not be exchanged), to be exclusively intended to serve the share swap relating to the AEM/ASM Merger excluding the right of option granted to the shareholders of AEM S.p.A.;

2.2. examination and approval of the new text of the by-laws of AEM S.p.A. following the AEM/ASM Merger, as indicated in the relevant plan, these by-laws being characterised, inter

alia, *by the adoption of the dualistic governance and control system;*

- with regard to the items on the agenda, the accomplishments provided by the laws and regulations then in force had been duly fulfilled, and, in particular, for the extraordinary session, the AEM/AMSA Merger and the AEM/ASM Merger plans of June 25, 2007, to the extent pertaining to each company, had been:

-- filed with the registered office of AEM S.p.A. on June 29, 2007, with the registered office of AMSA S.p.A. on June 28, 2007, and with the registered office of ASM Brescia S.p.A. on June 29, 2007;

-- entered in the Milan Register of Companies on July 6, 2007, for AEM S.p.A. and AMSA and in the Brescia Register of Companies on July 10, 2007, for ASM Brescia S.p.A.;

-- filed with Borsa Italiana S.p.A., as well as transmitted to Consob[1] within the prescribed time limits;

- as the case may be and to the extent pertaining to each of them, the following reports had been filed with the registered office of AEM S.p.A., AMSA S.p.A. and ASM Brescia S.p.A., as well as filed with Borsa Italiana and transmitted to Consob, where required, within the time limits prescribed by law and regulation:

---

[1] *Commissione Nazionale per le Società e la Borsa* = Italian Securities and Exchange Commission.

-- the reports of the boards of directors of AEM S.p.A., AMSA S.p.A. and ASM Brescia S.p.A. of June 25, 2007, concerning the AEM/AMSA Merger and the AEM/ASM Merger pursuant to Article 2501-*quinquies* of the Italian Civil Code and also for the purposes under Article 3 of Ministerial Decree no. 437 of November 5, 1998;

-- the fairness opinion on the exchange ratio in the AEM/AMSA Merger released by Reconta Ernst & Young S.p.A. on September 20, 2007, in its capacity of a single joint expert appointed by the Court of Milan pursuant to Article 2501-*sexies* of the Italian Civil Code;

-- the fairness opinion on the exchange ratio in the AEM/ASM Merger released by Deloitte & Touche S.p.A. on September 21, 2007, in its capacity of a single joint expert appointed by the Court of Milan pursuant to Article 2501-*sexies* of the Italian Civil Code;

-- the financial statements as of December 31, 2006, of AEM S.p.A., AMSA S.p.A. and ASM Brescia S.p.A., representing the balance sheets for the merger pursuant to Article 2501-*quater*, paragraph 2, of the Italian Civil Code;

-- the financial statements for the last three financial years of AEM S.p.A., AMSA S.p.A. and ASM Brescia S.p.A., together with the reports prepared by the persons responsible for administration and auditing;

- furthermore, the information document under section 70 of the Issuers' Regulation adopted by Consob resolution no. 11971/1999 (as amended) had been made available to the public at the registered office of AEM S.p.A. and ASM Brescia S.p.A. and Borsa Italiana S.p.A., as well as transmitted to Consob, within the time limits prescribed by law and regulation; a supplement to the information document had also been made available to the public on request of Consob on the same date and in the same manners;

- a copy of the documentation indicated above had also been made available on the website: www.aem.it, pursuant to law and regulation;

- it was verified the attending shareholders' legitimate right to be present at the meeting and, in particular, that the proxies submitted by those present had been checked for compliance with the laws and by-laws in force;

- the name list of the participants, whether present in person or by proxy, including all the data required by Consob, shall be attached to these minutes as an integral part thereof and transmitted to Consob pursuant to law and regulation, together with the list of persons admitted to hear the meeting only, including the reporters attending the meeting from appropriate rooms, connected by means of an audio-visual system;

- then, in order to cope with the technical and organizational

needs of the proceedings, some employees and collaborators of the company would attend the meeting from another appropriate room connected by means of a closed circuit system;

- in order to facilitate the drawing up of the minutes, the carrying out of the meeting would be recorded pursuant to section 13 of the company by-laws, as usual, while audio/videotaping and TV broadcasting would not be allowed;
- according to the records filed in the register of shareholders and taking into account the updates relating to the meeting of that day, as well as according to the notices received pursuant to Article 120 of Legislative Decree no. 58/98 and other available information, the entities proven to directly or indirectly own a number of shares equivalent to more than 2% of the subscribed and paid-up share capital, are the following ones:

Shareholders	**no. of ordinary shares**	**% of share capital**
MUNICIPALITY OF MILAN	**total 791,250,854**	**43.958%**
of which::		
- directly	760,768,604	42.264%
- indirectly through METROPOLITANA MILANESE S.p.A.	47,400	0.003%
- indirectly through AEM S.p.A.		

(treasury non-voting shares)	30,434,850	1.691%
MOTOR-COLUMBUS AG total	**108,002,844**	**6.000%**
indirectly through:		
- ATEL - AARE TICINO SA DI ELETTRICITA'	12,520,000	0.696%
- ATEL ITALIA HOLDING S.r.l.	95,482,844	5.304%
FIDELITY INTERNATIONAL LIMITED	**37,324,785**	**2.074%**

- on October 11, 2007, pursuant to Article 122 of Legislative Decree no. 58/98, the Company had been notified in writing of a shareholders' agreement entered into between the Municipality of Milan and the Municipality of Brescia on October 5, 2007, in relation to no. 760,816,004 shares of the Company for an overall amount of restricted shares equal to about **42.2%**; at present, the Company's restricted shares under the agreement are entirely held by the Municipality of Milan; subsequent to the effective date of the AEM/ASM Merger, the agreement will also include no. 1,720,345.072 ordinary shares of the Company which are expected to represent about **55%** of the Company's share capital and which will be jointly held by the Municipality of Milan and the Municipality of Brescia;

- pursuant to Article 122 of Legislative Decree no. 58/98, the

said shareholders' agreement had been published on the daily newspaper *Milano Finanza* on October 11, 2007, and filed with the Milan Register of Companies on October 15, 2007, and with the Brescia Register of Companies on October 17, 2007;

- the execution of the said shareholders' agreement had been notified by the Municipality of Milan to the Company on October 19, "*also and so far as may be necessary pursuant to section 9, paragraph 6, of the company by-laws. The agreement has been (...) executed by deed drawn up by Mr. Carlo Marchetti, Notary Public in Milan, file no. 3267/1677 and notified by an announcement in the dailies "Corriere della Sera", "il Giorno" and "Milano Finanza"*" on the same date;

- pursuant to section 9 of the by-laws, the right of the Municipality of Milan to oppose shareholders' agreements does not apply to the agreements entered into by it; except for the Municipality of Milan and the entities set forth in section 9, paragraph 6, of the by-laws, the voting rights attached to the shares held by a shareholder to an extent exceeding 5% of the share capital, may not be exercised and the voting right due to each of the entities to which the threshold of the share ownership may be referred would be proportionally reduced, except as preliminarily and jointly indicated by the parties concerned;

- furthermore, pursuant to article 14, paragraph 2, except for

the Municipality of Milan and the entities set forth in section 9, paragraph 6, of the by-laws, the voting right may not be exercised for more than 5% of the share capital not even by proxy, unless the proxy would be granted within the framework of the procedure for solicitation and collection of proxies under Articles 136 and ff. of the *Testo Unico della Finanza*[2].

The Chairman then:

- formally requested that those present stated any reasons, if any, to suspend the voting rights in accordance with the applicable laws and by-laws;

- acknowledged that none of those present had made any statements in that regard;

- invited the shareholders or their proxies present - wishing to take the floor - to sign up in advance by giving their names to me, the notary public, at the chairman's table, specifying that when it would be their turn, they could speak with the microphone from the special position close to the table;

- before going on to discuss the items on the agenda, notified the technical procedures to manage the meeting proceedings and to vote, specifying as follows:

-- upon registration to enter the meeting, each shareholder or

[2] Consolidation Act on Finance.

proxy was given a voting card - or several voting cards if representing other shareholders by proxy - and expressed the intention, on behalf of the persons represented, of expressing a "dissenting vote";

-- for voting the two coupons were to be used which were contained in the card delivered upon entry;

-- voting would be carried out by a show of hands; however, in order to facilitate the vote count, opposing or abstaining shareholders had to express their vote also by using the abovementioned appropriate coupons;

-- the described voting procedure would be carried out for the resolutions relevant or related to the items on the agenda, whereas the other voting - relating to the procedures for carrying out the meeting - would be exclusively carried out by a show of hands. In this case, those expressing a dissenting vote or abstaining from the vote would be obliged to communicate the name and the number of shares represented in person and/or by proxy;

- notified that, in order to facilitate the votes with the described procedures, it would be appropriate to appoint two vote counters, and proposed to appoint Mrs. Cinzia Debellis and Mr. Marco Airaghi.

The meeting unanimously approved and the Chairman then:

- finally requested those present in person or by proxy not to absent themselves, whenever possible; however, should they

leave the meeting before voting or the end of the proceedings, they were kindly requested to return the attendance card to the staff member in charge. Should they return to the meeting hall, they would be given back the card and the relevant recording of the presence;

- reported that in case of issue of more than one cards to an individual proxy, the procedure will automatically consider out of and excluded from the voting the holder of any cards remaining undelivered to the staff in charge, should the proxy leave and hand over only one or some of the cards.

Now, therefore, the Chairman:

- acknowledged that no. 118 shareholders representing no. 1,027,917,964 ordinary shares - equal to 57.10% of the share capital - were present in person or by proxy;

- at the date of the meeting, the non-voting shares of the Company were no. 30,434,850, equal to 1.691% of the share capital.

- then stated that the meeting was validly constituted, including the extraordinary session;

- then went on to discuss the **first item on the agenda of the extraordinary session** bearing

1. examination and approval of the plan for the merger of AMSA - Azienda Milanese Servizi Ambientali - S.p.A. (which is expected to take the name of AMSA Holding S.p.A.,

"AMSA") by incorporation into AEM S.p.A. pursuant to Articles 2501 and ff. of the Italian Civil Code (the "AEM/AMSA Merger"); inherent and consequent resolutions, including:

1.1. examination and approval of the capital increase of AEM S.p.A. by an amount of Euro 50,494,605.20 through the issue of no. 97,105,010 new ordinary shares of AEM S.p.A. with a par value of Euro 0.52 each, to be exclusively intended to serve the share swap relating to the AEM/AMSA Merger excluding the right of option granted to the shareholders of AEM S.p.A.;

1.2. examination and approval of the amendments to the by-laws of AEM S.p.A. following the AEM/AMSA Merger, as indicated in the relevant plan;

- declared, before going on to discuss this item, that all the attendants had been handed the dossier containing the merger plan, the Report of the Directors of AEM pursuant to Article 2501-*quinques* of the Italian Civil Code and the expert's report pursuant to Article 2501-*sexies* of the Italian Civil Code; the information document relating to the "AEM/AMSA" and "AEM/ASM" mergers previously filed with the Company's registered office, with Borsa Italiana, as well as transmitted to Consob, had also been made available to those present, together with the relevant additions Consob had asked to be made available to the shareholders for that meeting and to disseminate to the public; the other documents under Article

2501-*septies* of the Italian Civil Code had also been made available to those present, which were to be filed for the registration in the Register of Companies pursuant to Article 2502-*bis* of the Italian Civil Code in the case of approval of the proposed resolution. A copy of the merger plan, together with the Report of the Directors of AEM pursuant to Article 2501-*quinques* of the Italian Civil Code and the expert's report pursuant to Article 2501-*sexies* of the Italian Civil Code, are attached hereto under Annex **"A"**;

- notified that, alongside the information given when the meeting opened regarding the filing, registration and sending of the merger documents required by law and regulation:

(a) in accordance with the provisions in the merger plan, on October 16, 2007, amendments were made to the AMSA S.p.A. service contract for managing waste collection and disposal and street cleaning for the Municipality of Milan, with gradual adjustment in the 2008-2010 three-year period to consideration for services rendered, according to the criteria and deadlines already shared between AEM S.p.A. and AMSA S.p.A. in accordance with the provisions in annex a) to the Memorandum of Understanding executed between AEM S.p.A. and AMSA S.p.A. on June 4, 2007 (and indicated therein in Euro 211 million for 2008, Euro 223 million for 2009 and Euro 257 million for 2010, respectively);

(b) the AEM/AMSA merger was to be submitted to the approval of the extraordinary shareholders' meeting of AMSA S.p.A. on that date, together with the approval of the contribution and demerger transactions relating to AMSA referred to in the merger plan, these transactions representing corporate reorganisation transactions internal to AMSA and preliminary to the merger with AEM;

(c) as required in the merger plan, the administrative measures necessary to complete the AEM/AMSA Merger had been adopted by the competent authorities of the Municipality of Milan (on July 23, 2007, the Town Council of Milan approved, to the extent pertaining to it, the AEM/AMSA merger plan);

(d) on September 27, 2007, the Antitrust authority was given the notice pursuant to Article 16 of Law no. 287 of October 10, 1990, as amended, aimed at obtaining the authorisation by the antitrust authority of the AEM/AMSA Merger and of the AEM/ASM Merger; on October 12, the authority requested further information the companies are now integrating.

The Chairman of the Board of Statutory Auditors stated and certified, in the name of the entire Board, that the current share capital was fully paid up; then the Chairman invited me, the notary public, to read out the proposed resolution reported below.

Then the Chairman:

- declared the discussion open, reminding those who wished to take the floor to do so by notifying their name to me, the notary public;

- in order to simplify drafting of the minutes, invited the shareholders to give their name before each intervention and reply, if any;

- invited the Municipality of Milan to declare, through its representatives, whether it intended to exercise its right to oppose the merger pursuant to section 15, paragraph 2, of the by-laws.

Mr. Borghini, representing the Municipality of Milan, declares that he does not oppose the proposed merger pursuant to section 15 of the current by-laws.

Mr. Camerini asks what will Municipality of Milan's stake be once the merger of AMSA by incorporation is completed. From his, perhaps, hasty investigation, it appears that the merger's exchange ratio will allow the Municipality of Milan to return as controlling shareholder, after its stake had dropped below 50%. In his view, this would suggest that the merger was planned to satisfy more the interest of the majority shareholder than all the shareholders. On the whole, he agrees with the opportunity to create an "environmental pole" through the integration of AMSA, as underscored in the Board of Directors' Report: then again, the controlling

shareholder's stake raises concerns that the merger is mainly conceived to allow the Municipality of Milan to regain absolute majority of the share capital.

Mr. Camerini then dwells upon the decision to adopt the dualistic system, which he thinks will give further impression that the proposed transactions will not benefit the minority shareholders. The new governance system, in fact, restricts their powers and rights, and will allow them, for instance, to vote only on the proposed distribution of dividends. As a result, the decision may make the qualified minority shareholders, such as the investment funds, lose some of the interest shown so far in the company. And judging from the major shareholdings read out by the Chairman when opening the meeting, some may have already left AEM.

For these reasons, he opposes the proposed plan for the merger of AMSA by incorporation into AEM, and points out that the project to merge the businesses of the two companies could also have been carried out differently, by setting up, for example, a new vehicle company to which both AEM and AMSA could have contributed their businesses: in his opinion, such a different entity could have given more regard to minority shareholders' interests.

The shareholder also emphasizes that once the new by-laws come into effect, the minority shareholders will have the

possibility of appointing only three of the twelve members of the Supervisory Board, again, an example of how their rights will diminish.

Mr. Camerini ends by expressing his appreciation for the project to set up an "environmental pole", but his disagreement on the rationale of the project.

The **Chairman** specifies that, following the application of the proposed exchange ratio for the AEM/AMSA merger, the Municipality of Milan would hold no. 857,921,014 shares of AEM, equal to 45.22% of the share capital, then a percentage which is lower than that representing the absolute majority.

Mr. Buzzi starts by saying he agrees with Mr. Camerini's reservations and points out how typical it is of Municipality of Milan to sell its stakes in subsidiaries, only to go on managing these companies in its own interest.

He declares his intention to refer the matter also to the Board of Statutory Auditors, and draws attention to the fact that an appropriate city cleaning operation is currently underway, whose undoubtedly heavy costs and charges are not to weigh on the company, least on the minority shareholders, but totally on the Municipality of Milan, since the operation is carried out in its exclusive interest. He therefore invites the Board of Statutory Auditors to verify if such costs have been properly accounted for, and that the company charges

these costs to the Municipality of Milan.

Mr. Carminati says he has invested in AEM more than the amount shown in the deposit made for today's meeting, and points out that the fundamental reason for his investment lies in the fact that energy is a sector with great potential: the Municipality of Milan must therefore be credited for having given the market such an opportunity at the time.

However, the proposed merger will add new activities - such as waste collection - to the company's business.

He then expresses his doubts on the debenture loan underwritten by the Municipality, which, in his view, appears unjustified, since the conversion price is just slightly higher than the Stock Exchange price, whereas interest is perhaps slightly lower than interest from a normal bank loan.

His intention is, therefore, to vote no and ask why the bond issue was made and if during the talks with Brescia, the Municipality of Milan's main concern was that it would have held too low a stake.

After observing that it was the Municipality not AEM that decided to underwrite the debenture loan, and referring to a previous address, Mr. **Basilio Rizzo** emphasizes that, in his opinion, the main purpose of the proposed transaction does not appear to be Municipality of Milan's return to absolute majority in AEM, but rather to ensure that the Municipality of

Milan and the Municipality of Brescia hold equal stakes in the company resulting from the merger with ASM. In his view, after carelessly selling part of its stake in AEM, the Municipality of Milan considered it necessary to rebuild the stake, without wishing to raise or judging it hard to find the financial resources needed for this purpose. So, he believes that the merger with AMSA looks more a "marriage of convenience" than a "love-match": after making other attempts, the Municipality of Milan came to the conclusion that the easiest way to increase its stake in AEM was through a merger with AMSA.

Shareholders must however understand a few points in the transaction. He recalls that in February 2007, the Municipality had budgeted a certain sum for services assigned to AMSA: following that allocation, AMSA's advisor had assigned a certain value to the company itself. The Municipality of Milan then realized that the value was perhaps too low and proposed to increase consideration due to AMSA itself: in other words, AMSA' sole shareholder had increased the value of its subsidiary by increasing the fee for services rendered falling within its competence, which then lead, he observes, to an increase in the shares the Municipality would have held in AEM after the merger. An unfair act, in his opinion, since it harms minority shareholders.

Mr. Basilio Rizzo then analyzes the value assigned to the new

Waste-to-Energy (WtE) plant when defining the exchange ratio, a typical case, one may say, of copycatting the British love for bets, not its reverence for the market. In his view, the new WtE plant's value had been based upon the odds of its construction. So, a certain value had been assigned to AMSA (through the abovementioned higher consideration, he notes), followed by the value of the new plant based upon the likelihood of its construction. But, he continues, the new plant still awaits the Province's or otherwise Region's go ahead, but neither administration has decided yet. In the evaluation of AMSA, AMSA's advisor, Mr. Livolsi, had given the construction of the WtE plant a 60% chance, then AEM's advisors 50%. Either way, the evaluation criteria seem far-fetched since they are based upon on a mere wager. Assuming the plant is actually completed, the Municipality will have "given away" 50% of its value to other shareholders, otherwise, the Municipality will have made the minority shareholders "pay" for something left unaccomplished. Other ways to organize the operation should have been sought, by fixing an initial value, awaiting the outcome of the new project and setting a higher value for the Municipality of Milan in the event the WtE plant had actually been built.

Mr. Basilio Rizzo adds that there is no trace of the matter in Ernst & Young's report. Regarding such report, he asks what

the cost was, since it appears quite odd for an expert, who should presumably be independent, to be paid by a subject from whom his independence must be demonstrated. And the fact that both AEM and AMSA are paying an expert to judge their decisions is itself a sign that shareholders are given no guarantee. He points out he had requested a third-party opinion such as Consob's on the matter to understand whether the criteria to value the WtE plant had been correct or less, and if it had been fair to increase the basic value of AMSA by increasing consideration to this company by its sole shareholder.

What's more, he adds, the expert's report shows that the accounting firm made no autonomous survey since it relied merely on reports from the companies involved. It was Ernst & Young in the first place who stated it had "used data, documents and information furnished by the companies taking part in the merger, assuming they were true, correct and complete, without making any verification in that regard". Certainly an inappropriate way of safeguarding minority shareholders: without a controller, no wonder cases like Parmalat happen. Besides, ends Mr. Basilio Rizzo, on the matter, the AMSA' advisor's report clearly indicates that the Municipality of Milan suggested to value the business as much as possible, so the fact that Ernst & Young merely rubber

stamped the information provided by the companies shows that the evaluation was made according to the Municipality of Milan's will.

Mr. Basilio Rizzo recalls that, throughout the discussions on the debenture loan underwritten by the Municipality of Milan, one of his representatives had, perhaps light-heartedly, observed how the Municipality's interest, given the underwritten convertible loan, was to keep the value of AEM shares as low as possible: obviously, an intolerable statement in the eyes of the minority shareholders, whose main interest, instead, is to see the shares soar. AEM directors should, therefore, guarantee the utmost integrity.

One other peculiar point, in Mr. Basilio Rizzo' view, is that the AMSA directors, who were party to the transaction, cannot afford *to snub* the matter, since they have been appointed as directors of the new operating company, which will continue to manage AMSA' activities. Wouldn't it have been more tactful for those who had nothing to gain and everything to lose from the transaction to judge it well?

Nearing the end of his address, and referring to the documents requested by Mr. Buzzi in the ordinary session, he expresses his willingness to provide the documents received in his capacity as town councillor to whoever may need them.

He still expresses his doubts on the Chairman's expression

"dodge" mentioned in the ordinary session, regarding the impact of the new by-laws on the litigation pending before the Court of Justice. Whatever the case, he notes, the past is there to stay.

Finally, Mr. Basilio Rizzo brings to mind the Chairman's statement on the treasury shares purchased last summer, and asks whether such shares will be cancelled in the frame of the merger process.

The Chairman replies that the treasury shares held by AEM will be kept after the merger.

Mr. Galeone expresses his appreciation for the exhaustive Report he previously received, and declares that the objections raised by the previous shareholder are out of place.

AEM, he points out, is a company that has a typically public nature, since the Municipality of Milan is its pivot shareholder, but is managed, however, like a private corporation. It has achieved many remarkable results over time, and has expanded its business to banking, as was the wish also of the Governor of the Bank of Italy. In a combination process, he adds, it is quite normal to seek the highest evaluation of merged companies, acknowledging the higher value of goodwill. Hence, in his view, the objections regarding the evaluation of AMSA, are inappropriate.

Nor does he share the remarks against the experts' report: they are skilled professionals and cannot be blamed, nor can it be considered a "swindle", if they were asked to assign the highest possible value.

Instead, small shareholders could give a helping hand, for example, by drawing attention to particular matters. On the other hand, Mr. Galeone points out that ENEL has started installing new electricity meters that invoice real energy consumption to avoid problems arising from estimated energy readings.

Since nobody else took the floor, the **Chairman** went on to give the following answers.

The Chairman recalls that the AEM Board of Directors had long considered a combination between the company and AMSA as a strategic process. Over the past few years, AEM has undergone rapid growth in the energy field, embarking on new projects such as the acquisition of the ENEL network in Milan, the investments in Valtellina and Cassano, the acquisition of 20% of Edipower, the entry into Edison. A company named Plurigas has been established in the gas sector, which purchases 3 billion cubic metres from foreign countries, and so on. Within the context of such a growth, the company had long considered the need to explore new frontiers, in particular in the field of environmental services. From this idea the company came to

the acquisition of Ecodeco (through which AEM already operates in the waste sector), currently the pride and joy of Italy's system as a whole as to waste disposal, given that Ecodeco is the holder of a patent that has been used in London to dispose of about 30% of waste.

The merger project with AMSA is, therefore, in perfect tune with the company's overall strategy, not so much for waste collection - a business lacking specific know-how and highly labour-intensive -, but rather in terms of WtE: Figino is, in fact, perhaps Italy's most forefront plant.

Against this backdrop, Mr. Zuccoli continues, the Municipality of Milan considered the transaction beneficial for other reasons too, allowing AEM to negotiate the merger from the best possible angle.

Regarding the technical procedures of the combination, a merger, rather than an affiliation was considered the best process in order to prevent any possible conflicts of interest. In fact, in the event of a subsidiary partly owned by the Municipality and AEM, the Municipality of Milan's interests would have clashed with AEM's, since the Municipality would have made every effort to curb waste disposal costs, whereas other shareholders would have obviously tried to gain as much profit as they could from such business. So the choice fell on increasing the Municipality's

stake in the share capital of AEM through the merger, leaving AEM with the exclusive responsibility of managing AMSA' activities: obviously, once it takes over these activities, the AEM Board of Directors will have free hands to judge the AMSA directors' actions.

Regarding the point raised by Mr. Buzzi, the Chairman recalls that city cleaning falls in the frame of an appropriate contract with the Municipality of Milan entered into and executed by the current AMSA: AEM, to date, has nothing to do with that contract.

In reply to Mr. Galeone, he states that AEM has started investing heavily to replace, in five years' time, all the meters with new electronic systems that will help fine-tune the so-called multi-hour contracts, which offer, for instance, electricity at lower costs during night hours or weekends. The new meters also allow remote reading of real-time consumption, circumventing the problems previously mentioned by the shareholder. This project, he ends, has already been started by ENEL before all European operators.

The Chairman then stops to consider the remarks on governance raised by a number of shareholders, and points out that the AEM Board of Directors considers the dualistic model as the system that best guarantees independent management in the hands of the Management Board. The shareholders' interests,

hence their institutional interests, will be discussed in detail in a separate meeting of the Supervisory Board. Sitting on this Board will also be three members appointed by the minority shareholders, more than in many other listed companies.

As for the problems discussed in the ordinary session of the meeting regarding the litigation pending before the European Court of Justice, the Chairman points out that his expression "dodge" merely indicates that the new by-laws sidestep the bone of contention: the past is obviously there to stay.

Mr. Zuccoli, again, examines the criteria adopted to assign a 50% value to the new WtE plant and considers it an absolutely fair evaluation. Throughout the process that will lead to the building of the plant, AMSA will surely enjoy great competitive edge, thanks to its experience in waste collection and its credibility. If the system were to go ahead with the plant, AMSA would very likely win the project. As often occurs in such cases, a probabilistic calculation was made, balanced by other possible variables, such as for example the size of the synergies between AMSA and Ecodeco. The result can be considered fair and fruitful.

Regarding fees due to Reconta Ernst & Young, a company, he adds, appointed by the Court of Milan, and not by AEM nor by AMSA, the Chairman points out, first of all, that the fee

applied is the usual fee fixed for public accountants: their compensation has been cut of all the reductions as per the abovementioned fee, for final fees equal to Euro 2,500,000; 20% of the amount will be paid by AMSA, while the remaining 80% will be paid by AEM. All rules were complied with in this case.

Mr. Basilio Rizzo takes the floor again to declare his vote and believes the transaction clashes with the interests of the minority shareholders, and reiterates his objection to the decision to evaluate the WtE plant based upon a probabilistic percentage, which he believes clashes even with logic. The WtE plant should have been valued on its outcome: either entirely, if built, or zero, if not.

In his capacity as a small though independent shareholder who never bends to others' decisions, he declares his no vote.

Since nobody else took the floor, the Chairman:

- declared the discussion closed;
- requested the attendants to declare any lack of entitlement to vote, and he urged them not to leave the hall before the end of the vote;
- acknowledged that at the beginning of the vote, no. 118 shareholders representing no. 1,027,919,964 voting shares - equal to 57.10% of the share capital - were present in person or by proxy;

- put to the vote (at 10:50 a.m.) the text of the resolution previously read out and reported below:

"The extraordinary shareholders' meeting of Aem S.p.A.

- having regard to the merger plan pursuant to Article 2501-ter of the Italian Civil Code and the explanatory report of the governing body pursuant to Article 2501-quinquies of the Italian Civil Code as approved by the Board of Directors of Aem S.p.A. and AMSA S.p.A. on June 25, 2007;

- having acknowledged the filing of the merger plan with the registered office of AEM S.p.A. on June 29, 2007, and of AMSA S.p.A. on June 28, 2007, pursuant to Articles 2501-septies and 2501-quater, paragraph 2, of the Italian Civil Code, as well as its registration in the Milan Register of Companies for Aem S.p.A. and for AMSA S.p.A. on July 6, 2007, pursuant to Article 2501-ter of the Italian Civil Code;

- having referred to the financial statements of Aem S.p.A. as of 31 (thirty-first) December, 2006 (two thousand and six), representing the balance sheet for the merger pursuant to Article 2501-quater, paragraph 2, of the Italian Civil Code;

- having acknowledged the financial statements of AMSA S.p.A. as of 31 (thirty-first) December, 2006 (two thousand and six), representing the balance sheet for the merger pursuant to Article 2501-quater, paragraph 2, of the Italian Civil Code;

- having acknowledged the declaration of the Board of

Statutory Auditors of Aem S.p.A. that the current share capital of Aem S.p.A., equal to Euro 936,024,648.00 (nine hundred and thirty-six million twenty-four thousand six hundred and forty-eight point zero zero), is fully paid up;

- having acknowledged the fairness opinion on the exchange ratio of the shares released by Reconta Ernst & Young S.p.A. on September 20, 2007, in its capacity of an expert appointed by the Court of Milan pursuant to Article 2501-sexies of the Italian Civil Code;

- having acknowledged the filing of the documents with the registered offices of Aem S.p.A. and AMSA S.p.A. required by Article 2501-septies of the Italian Civil Code;

- subject to all the further authorisations and approvals required by law;

resolves

*1) to approve the plan (attached hereto under Annex "**A**" as above reported) for the merger of AMSA - Azienda Milanese Servizi Ambientali - S.p.A., with registered office in Milan, at Via Olgettina no. 25 (which is expected to take the name of "AMSA Holding S.p.A." as at the effective date of the merger) by incorporation into Aem S.p.A., with registered office in Milan, at Corso di Porta Vittoria no. 4, and for this purpose:*

(a) to approve the capital increase of Aem S.p.A. serving the merger with AMSA S.p.A. by an amount of Euro 50,494,605.20

(fifty million four hundred and ninety-four thousand six hundred and five point twenty), through the issue of no. 97,105,010 (ninety-seven million - one hundred and five thousand - ten) ordinary shares of Aem S.p.A. with a par value of Euro 0.52 (zero-point-fifty-two) each, with regular enjoyment, to be assigned to the Municipality of Milan, as sole shareholder of the merged company AMSA S.p.A., in exchange for no. 10.07 (ten-point-seven) shares of Aem S.p.A. per each ordinary share of AMSA S.p.A. with a par value of Euro 5.41 (five-point-forty-one), taking account of the reduction in the par value of each share of AMSA S.p.A. from Euro 10.00 (ten-point-zero) to Euro 5.41 (five-point-forty-one) as a result of the demerger being approved by AMSA S.p.A. as indicated in the related merger plan;

(b) accordingly, to amend section 5 (five) of the company by-laws through the introduction of a second paragraph with the following wording:

"The shareholders' meeting of October 22, 2007, resolved a capital increase by an amount of Euro 50,494,605.20 (fifty million - five hundred and ninety-four thousand - six hundred and five - point - twenty), through the issue of no. 97,105,010 (ninety-seven million - one hundred and five thousand - ten) shares serving the merger of AMSA S.p.A. by incorporation";

*2) to grant the Chairman and all the members of the Board of Directors the widest powers, so that each may, subject to the fulfilment of the requirements and conditions laid down by law and in the merger plan approved herein, either severally or through agents with limited authority, enforce the resolutions above, and be empowered to make any amendment and addition required to obtain the legal authorizations, establishing the procedures for each single transaction, in accordance with the related merger plan, taking part in the execution of the merger deed and whatever other incidental or consequential deed, and submitting applications or sending notices to all the competent Authorities, including the registration of the updated by-laws with the Register of Companies in relation to the implementation of the capital increase, providing - under the foregoing terms - for the issue of the new shares in the implementation of the capital increase, as well as for the replacement and cancellation of the shares of the merged company, allowing transfers, registrations (without registration of legal mortgages) and entries in public records, releasing the Land Registrar (*Conservatore dei Registri Immobiliari*) and any other public Office from any responsibility and generally doing everything required to fully enforce the foregoing resolutions, granting any power required and appropriate for this purpose, without exclusion*

or exception."

The proposal was approved by the majority of the meeting.

Opposing votes: no. 4,119 shares.

Abstained: no. 31,200 shares.

Favourable votes: no. 1,009,884,171 shares (99.9965% of voting shares),

having acknowledged that no. 18,000,474 shares have no voting rights.

See attached details.

The Chairman announced the result and notified that the name list of shareholders who had voted for, against and abstentions, and the related number of shares, had been attached to these minutes as an integral part thereof.

* * *

The Chairman went on to discuss the **second item on the agenda of the extraordinary session** bearing

2. examination and approval of the plan for the merger of ASM Brescia S.p.A. by incorporation into AEM S.p.A. pursuant to Articles 2501 and ff. of the Italian Civil Code (the "AEM/ASM Merger"); inherent and consequent resolutions, including:

2.1. examination and approval of the capital increase of AEM S.p.A., in divisible form, by a maximum amount of Euro 642,591,490.84 through the issue of a maximum number of

1,235,752,867 new ordinary shares of AEM S.p.A. with a par value of Euro 0.52 each (depending on the number of treasury shares held by ASM Brescia S.p.A. as at the effective date of the AEM/ASM Merger that will be cancelled and will not be exchanged), to be exclusively intended to serve the share swap relating to the AEM/ASM Merger excluding the right of option granted to the shareholders of AEM S.p.A.;

2.2. examination and approval of the new text of the by-laws of AEM S.p.A. following the AEM/ASM Merger, as indicated in the relevant plan, these by-laws being characterised, inter alia, *by the adoption of the dualistic governance and control system;*

- declared, before going on to discuss this item, that all the attendants had been handed the dossier containing the merger plan, the Report of the Directors of AEM pursuant to Article 2501-*quinques* of the Italian Civil Code and the expert's report pursuant to Article 2501-*sexies* of the Italian Civil Code; the information document relating to the "AEM/AMSA" and "AEM/ASM" mergers previously filed with the Company's registered office, with Borsa Italiana, as well as transmitted to Consob, had also been made available to those present, together with the relevant additions Consob had asked to be made available to the shareholders for that meeting and to disseminate to the public; the other documents under Article

2501-*septies* of the Italian Civil Code had also been made available to those present, which were to be filed for the registration in the Register of Companies pursuant to Article 2502-*bis* of the Italian Civil Code in the case of approval of the proposed resolution. A copy of the merger plan, together with the Report of the Directors of AEM pursuant to Article 2501-*quinques* of the Italian Civil Code and the expert's report pursuant to Article 2501-*sexies* of the Italian Civil Code, are attached hereto under Annex **"B"**;

- acknowledged and notified that, alongside the information given when the meeting opened regarding the filing, registration and sending of the merger documents required by law and regulation:

(a) after having received information on the assumptions and acts related to the AEM/AMSA merger, the shareholders' meeting resolved, on that date, to approve the AEM/AMSA merger, the AEM/ASM merger being conditional on the implementation thereof, as indicated in the latter's merger plan;

(b) the Town Councils of the Municipalities of Brescia and Milan approved the AEM/ASM merger plan on June 27, 2007, and July 23, 2007, respectively, to the extent pertaining to each of them;

(c) on September 27, 2007, the Antitrust authority was given the notice pursuant to Article 16 of Law no. 287 of October

10, 1990, as amended, aimed at obtaining the authorisation by the antitrust authority of the AEM/AMSA Merger and of the AEM/ASM Merger; on October 12, the authority requested further information the companies are now integrating;

- also recalled that the merger plan provides, in particular and *inter alia*, for the following:

1) the capital increase serving the share swap and the adoption of the new text of the by-laws attached thereto, providing for, *inter alia*, the introduction of the dualistic governance and control system and transfer of the registered office in Brescia; the new by-laws (and consequent change in the governance and control system) will come into effect as from the date of the meeting convened to appoint the first Supervisory Board, while the current by-laws of AEM S.p.A. will remain effective in the meantime, it being understood that, as at the effective date of the AEM/ASM Merger, the approval of the new company name (as indicated below), the capital increase of the merging company serving the share swap, section 20 of the new by-laws and all the provisions of the by-laws required to hold the meeting of the post-merger company have immediate effect for the appointment of the first Supervisory Board in accordance with the list vote procedure regulated therein;

2) the change in the company name of the merging company,

which will be proposed as indicated below;

3) the meeting of the merging company for the appointment of the first Supervisory Board will be convened as soon as possible after the merger comes into effect, in accordance with the terms required for the shareholders of the company entitled to an efficient merger, to submit the lists as provided for by the new bylaws.

Again the Chairman of the Board of Statutory Auditors stated and certified, in the name of the entire Board, that the current share capital was fully paid up; then the Chairman invited me, the notary public, to read out the proposed resolution reported below, including the proposed new name "A2A S.p.A.", a proposal which was then briefly commented on by the Chairman.

The Chairman then:

- declared the discussion open, reminding those who wished to take the floor to do so by notifying their name to me, the notary public;

- in order to simplify drafting of the minutes, invited the shareholders to give their name before each intervention and reply, if any;

- invited the Municipality of Milan to declare, through its representatives, whether it intended to exercise its right to oppose the merger pursuant to section 15, paragraph 2, of the

by-laws.

Mr. Borghini, representing the Municipality of Milan, declares that he does not oppose the proposed merger pursuant to section 15 of the current by-laws.

Mr. Braghero first of all points out that he comes from Turin, and is therefore alien to the local, albeit interesting disputes heard in the meeting. His interest, also as shareholder, lies in the speculations that the merger between AEM and ASM is just the first step towards other broader forms of combination: he asks whether Turin and Milan could seek, in the future, some form of affiliation in the energy field too. In the ordinary session, he recalls, the Chairman had dubbed this vision as "intriguing", which can perhaps be considered synonymous with "potentially feasible".

Proof that the new company will unlikely pursue other combinations are its by-laws, which Mr. Braghero considers far too "stiff" and over-demanding in some points. Usually, shorter by-laws are the most effective.

Section 9 for instance, one of the most obscure parts, states that shareholders other then the Municipalities cannot hold more than a 5% stake, and that shareholders who wish to join up must request authorization of the Municipalities themselves. What's more, when appointing the Supervisory Board, the section also refers to a list, other than the

majority list, possessing over 20% of the votes: he points out that it would be hard to consider a group of shareholders who have needed municipal authorization as a mere minority.

Mr. Braghero ends by observing that the annex to the merger plan holds qualifications to vote for the new company name (which he doesn't like much); such qualifications do not appear on the agenda and he therefore asks further clarification on the matter.

Mr. Fragapane notes that some shareholders seem to be possessed by a certain *animus impugnandi;* however, Municipalities will regain over 50% of the shares after the merger and this will surely remove one of the bones of contention, giving reasons to rejoice.

Mr. Basilio Rizzo points out, first of all, he is pleased that public authorities regain absolute majority of the share capital after the merger with ASM: the Company will be able to demonstrate that such an ownership structure will not hamper its growth. The decision marks a watershed with recent operations of AEM, which all tended to lean towards growing privatization.

Referring to the Chairman's previous remarks on the protection of minority shareholders guaranteed by the new by-laws, he asks for reassurance on the actual scope of the transitional provision, which appears to grant Municipalities, upon

appointment of the first Supervisory Board, the power to have their say also in the election of the three directors sitting for the minority shareholders.

Several parts of the by-laws, he adds, give the very clear impression they were written to safeguard the two main shareholders, even protecting their mutual interests: the case mentioned by shareholder Braghero (i.e. a "minority" shareholder holding a stake exceeding 20%) says it all. In his view, however, he still finds the transitional provision hard to understand, since it may risk provoking the same case brought before the European Court of Justice, which grants Municipalities the power to appoint all the directors. On the other hand, assuming the transitional provision were a way to guarantee the presence of a Bergamo representative on the Supervisory Board, minority interests would likewise be disregarded.

Mr. Galeone voices his doubts on the new name A2A, which might end up becoming "Adua", a name that evokes a setback for Italy during its colonialist period.

Since nobody else took the floor, the **Chairman** points out that any future mergers would be truly "intriguing", no bad meaning attached, and that for such events, the professionals and the managers, not only politicians, should have the chance to speak out.

The Chairman then invited me, the **notary public**, to provide clarification on the by-laws proposed for adoption.

The provisions under section 9 basically confirm those appearing in the AEM by-laws still in force, as well as those in the by-laws of ASM. The regulations then refer to the special powers granted by the legislation on privatisation to the public shareholders.

If one assumes the case of a shareholder, other than the majority shareholder, who represents more than 20% of the votes, then this would obviously imply the presence of a shareholder authorized, under the by-laws, to hold a similar stake, and this would obviously point to the Municipality of Milan or to the Municipality of Brescia.

As to the company name, an annex to the merger plan clearly referred to qualifications the meeting had on the name to adopt: today's meeting is called to approve the merger plan as a whole, therefore to decide on the name too.

To conclude, regarding the transitional provision under section 47, it must be said that, when the merger plan was approved, the regulatory frame of new provisions safeguarding minority shareholders was still in the making. The transitional provision made clear reference to the regulations that would have come into effect upon appointment of the first Supervisory Board. Under the regulations in force to date, the

Municipality of Brescia and the Municipality of Milan cannot take part in the vote to appoint the three directors sitting for the minority shareholders.

Mr. Basilio Rizzo, in reply, suggests cancelling the transitional provision from the by-laws.

The **Chairman** takes the floor again to point out that the plan must be put to the vote in its original wording.

Mr. Basilio Rizzo states his intention to vote against the transaction, not against the merits, but basically because keeping the transitional provision tends to suggest that, had the company had the opportunity, it would have made the minority shareholders' presence harder. He expresses his dislike for the new name proposed and notes that the two current names ought to have been simply joined, since they evoke a glorious history for both companies.

Since nobody else took the floor, the Chairman:

- declared the discussion closed;
- requested the attendants to declare any lack of entitlement to vote, and he urged them not to leave the hall before the end of the vote;
- acknowledged that at the beginning of the vote, no. 118 shareholders representing no. 1,027,822,964 voting shares - equal to 57.09% of the share capital - were present in person or by proxy;

- put to the vote (at 11:35 a.m.) the text of the resolution previously read out and reported below:

"The extraordinary shareholders' meeting of Aem S.p.A.

- having regard to the merger plan pursuant to Article 2501-ter of the Italian Civil Code and the explanatory report of the governing body pursuant to Article 2501-quinquies of the Italian Civil Code as approved by the Board of Directors of Aem S.p.A. and ASM Brescia on June 25, 2007;

- having acknowledged the filing of the merger plan with the registered office of AEM S.p.A. on June 29, 2007, and of ASM Brescia S.p.A. on June 29, 2007, pursuant to Articles 2501-septies and 2501-quater, paragraph 2, of the Italian Civil Code, as well as its registration in the Milan Register of Companies for Aem S.p.A. on July 6, 2007, and in the Brescia Register of Companies for ASM Brescia S.p.A. on July 10, 2007, pursuant to Article 2501-ter of the Italian Civil Code;

- having referred to the financial statements of Aem S.p.A. as of 31 (thirty-first) December, 2006 (two thousand and six), representing the balance sheet for the merger pursuant to Article 2501-quater, paragraph 2, of the Italian Civil Code;

- having acknowledged the financial statements of ASM Brescia S.p.A. as of 31 (thirty-first) December, 2006 (two thousand and six), representing the balance sheet for the merger pursuant to Article 2501-quater, paragraph 2, of the Italian

Civil Code;

- having acknowledged the declaration of the Board of Statutory Auditors of Aem S.p.A. that the current share capital of Aem S.p.A., equal to Euro 936,024,648.00 (nine hundred and thirty-six million twenty-four thousand six hundred and forty-eight point zero zero), is fully paid up;

- having acknowledged the fairness opinion on the exchange ratio of the shares released by Deloitte & Touche S.p.A. on September 21, 2007, in its capacity of a single joint expert appointed by the Court of Milan pursuant to Article 2501-sexies of the Italian Civil Code;

- having acknowledged the filing of the documents with the registered offices of Aem S.p.A. and ASM Brescia S.p.A. required by Article 2501-septies of the Italian Civil Code;

- having acknowledged the approval by the Shareholders' Meeting of Aem S.p.A. of the plan for the merger of AMSA S.p.A. by incorporation into Aem S.p.A. (as per the resolution passed on today's date);

- subject to all the further authorisations and approvals required by law;

resolves

*1) to approve the plan (attached hereto under Annex "**B**" as above reported) for the merger of ASM Brescia S.p.A., with registered office in Brescia, at Via Lamarmora no. 230, by*

incorporation into Aem S.p.A., with registered office in Milan, at Corso di Porta Vittoria no. 4, and for this purpose: (a) to approve the capital increase of Aem S.p.A. serving the merger by a maximum amount of Euro 642,591,490.84 (six hundred and forty-two million - five hundred and ninety-one thousand - four hundred and ninety - point - eighty-four), through the issue of a maximum number of no. 1,235,752,867 (one billion - two hundred and thirty-five million - seven hundred and fifty-two thousand - eight hundred and sixty-seven) ordinary shares of Aem S.p.A. with a par value of Euro 0.52 (zero-point-fifty-two) each, with regular enjoyment, to be assigned to the shareholders of ASM Brescia S.p.A., in exchange for no. 1.60 (one-point-sixty) ordinary shares of Aem S.p.A. per each no. 1 (one) ordinary share of ASM Brescia S.p.A., i.e. in other words, no. 8 (eight) new ordinary shares of Aem S.p.A. with a par value of Euro 0.52 (zero-point-fifty-two) each per each no. 5 (five) ordinary share of ASM Brescia S.p.A. with a par value of Euro 1.00 (one-point-zero-zero) each, and, accordingly, to amend section 5 (five) of the company by-laws through the introduction of a last paragraph with the following wording: "The shareholders' meeting of October 22, 2007, resolved a capital increase by a maximum amount of Euro 642,591,490.84 (six hundred and forty-two million - five hundred and ninety-one thousand - four hundred and ninety -

point - eighty-four), through the issue of a maximum number of no. 1,235,752,867 (one billion - two hundred and thirty-five million - seven hundred and fifty-two thousand - eight hundred and sixty-seven) shares serving the merger of ASM Brescia S.p.A. by incorporation";

(b) to approve, in accordance with the reservation contained in the merger plan, and effective from the effective date of the merger, the new name A2A S.p.A., and, accordingly, to amend, effective from the effective date of the merger, section 1 (one) of the company by-laws, as follows: "A joint-stock company is hereby established with the name of A2A S.p.A.";

(c) to approve the new text of the company by-laws attached to the merger plan, and including the resolutions under letter (b) above, providing for, inter alia, *the adoption of the dualistic governance and control system and the transfer of the registered office in Brescia; the new by-laws will come into effect as from the date of the meeting convened to appoint the first Supervisory Board (to be called as soon as possible according to the deadlines required to allow the shareholders to submit the lists as envisaged in the new by-laws), it being understood that, as at the effective date of the merger, the new company name, the provisions under section 20 of the new by-laws and in any case all the provisions of*

the by-laws required to hold the meeting of the post-merger company for the appointment of the first Supervisory Board have immediate effect in accordance with the list vote procedure regulated therein; as from now, legal representatives then in office are severally granted the power to make any communication or discharge any obligation, including with the Register of Companies, to obtain recognition of, and subject to, the final effectiveness of the approved by-laws, including the obligation to file the updated text of the by-laws, in order also to cancel the transitional provision under section 47 (forty-seven), which will no longer apply by then;

2) to grant the Chairman and all the members of the Board of Directors the widest powers, so that each may, subject to the fulfilment of the requirements and conditions laid down by law and in the relevant merger plan, either severally or through agents with limited authority, enforce the resolutions above, and be empowered to make any amendment and addition required to obtain the legal authorizations, establishing the procedures for each single transaction, in accordance with the related merger plan, taking part in the execution of the merger deed and whatever other incidental or consequential deed, and submitting applications or sending notices to all the competent Authorities, including the registration of the

*updated by-laws with the Register of Companies in relation to the implementation of the capital increase, providing - under the foregoing terms - for the issue of the new shares in the implementation of the capital increase, as well as for the replacement and cancellation of the shares of the merged company, allowing transfers, registrations (without registration of legal mortgages) and entries in public records, releasing the Land Registrar (*Conservatore dei Registri Immobiliari*) and any other public Office from any responsibility and generally doing everything required to fully enforce the foregoing resolutions, granting any power required and appropriate for this purpose."*

The proposal was approved by the majority of the meeting.

Opposing votes: no. 3,120 shares.

Abstained: no. 35,199 shares.

Favourable votes: no. 1,009,784,171 shares (99.9962% of voting shares),

having acknowledged that no. 18,000,474 shares have no voting rights.

See attached details.

The Chairman announced the result and notified that the name list of shareholders who had voted for, against and abstentions, and the related number of shares, had been attached to these minutes as an integral part thereof.

* * *

There being no other item on the agenda to discuss, the Chairman thanked those present and declared the Shareholders' Meeting adjourned at 11:40 a.m. (eleven hours and forty minutes).

END